UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of April 2003
                                           ----------

                          CREW DEVELOPMENT CORPORATION
                          ----------------------------
                              (Name of Registrant)

          #411-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)




                    1.   News Release: Dated April 07, 2003

                    2.   Material Change: Dated April 07, 2003



Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                                    Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                   Yes [ ]         No  [X]


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)


  Date: April 07, 2003:                 Rupi Khanuja, Corporate Controller

                                      CREW
                            DEVELOPMENT CORPORATION


April 7, 2003

TRADING SYMBOL:                             TORONTO & OSLO: CRU
                                            FRANKFURT:  KNC, OTC-BB-other: CRWVF



                              N E W S R E L E A S E

             NALUNAQ GOLD MINE GRANTED 30-YEAR EXPLOITATION LICENSE
             ------------------------------------------------------


Crew Development Corporation (Crew) is pleased to announce that the Governments of Greenland and Denmark have granted Nalunaq Gold Mine A/S (NGM) a 30-year mineral exploitation license for its Nalunaq gold deposit, located in
Kirkespirdalen valley in southern Greenland. This is the first new mine in Greenland in over 30 years and is the country's first gold mine. Nalunaq Gold Mine A/S is owned 82.5% by Crew and 17.5% by its Greenlandic partner, Nunaminerals A/S, whose largest shareholder is the Government of Greenland.

The company has commenced preparations for early production development and shipping of the existing stockpile. The on-site construction is scheduled to commence in May 2003, and engineering work and other project preparations are well underway. A purchase agreement has been signed for a 300-foot, deck-cargo
(low) barge, which will be brought to Nalunaq to form the basis for a ship loading arrangement and to provide a tide-independent harbour facility for loading and unloading of equipment and supplies. A conveyor system will deliver ore from the beach-stockpile pad, across the barge, to a bulk carrier scheduled for the transportation of ore. NGM already has an agreement with Richmont Mines Inc. (Richmont) regarding the processing of high-grade Nalunaq ore at Richmont's Nugget Pond Mill facility in Newfoundland, Canada. Mining contracts, camp facilities, laboratories, workshops and other procurements are currently being finalized.

The application for the exploitation license was based on a full feasibility study comparing the option of mining and then processing the ore at an offshore facility with the option of mining and processing the ore at a facility on site. The offshore processing option demonstrated superior economics for the project and will allow for an early cash flow and further expansion of the ore resources at minimal capital investments.

The initial shipment of stockpile ore, containing approximately 23,000 oz of gold, is scheduled for late fall 2003, and the mine is expected to reach a production of 350 tonnes per day within the first half of 2004. The initial mining rate at 350 tonnes per day represents an average gold production of approximately 90,000 oz per year.

The current mine plan is based on measured and indicated resources of approximately 400,000 oz gold, but the deposit has imminent upside potential and a resource expansion program will be conducted in parallel with mining operations. Outcropping gold mineralization has been sampled along more than

2,000 m of the surface of the mountain (over nearly 1,000 m vertical elevation), of which the current resource development represents only about 350 m (over 200 m vertical elevation). Independent consultants have recognized the large upside potential for Nalunaq.

The financial model demonstrates robust economics and the project is expected to generate substantial revenues over the years to come, which will contribute to the company's further growth.

The exploitation permit for Nalunaq represents a major milestone for Crew as it takes the Company from being an exploration company to an emerging gold producer with significant cash flow. Including our recent acquisition of 20% ownership in Eastern Transvaal Consolidated (ETC) in South Africa, Crew is now staged to produce in excess of 100.000 ounces of gold per year.

In Greenland, within the remaining 1,065 sq km concession area, the company has made some remarkable discoveries of several, 10-20 km long and over 200 m wide, consistently gold mineralized belts, which will now be aggressively explored. This recognition makes the South Greenland concession area, which is fully controlled by the company, a potential new gold province.

Management fully recognizes the potential of generating substantial shareholder value through new discoveries, yet is very conscious to establish a balanced project portfolio and to maintain focus on cash generating assets. We will shortly introduce a new web site that will be used actively to update our shareholders on the status of project developments and the management's views and visions for the future.



                                "Jan A. Vestrum"
                                ----------------
                                President and CEO



This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew's future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

________________________________________________________________________________

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no. Visit our website at http://www.crewdev.com.

                                  FORM 53-901F


                          Material Change Report Under:
             Section 85(1) of the Securities Act (British Columbia)
                 Section 75(2) of the Securities Act (Ontario).


ITEM 1.  REPORTING ISSUER

         Crew Development Corporation
         411 - 837 West Hastings Street
         Vancouver, BC V6C 3N6


ITEM 2.  April 07, 2003


ITEM 3.  PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on April 07, 2003, to the Toronto Stock Exchange and through various approved public media.


ITEM 4.  SUMMARY OF MATERIAL CHANGE

NALUNAQ GOLD MINE GRANTED 30-YEAR EXPLOITATION LICENSE


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

Crew Development Corporation (Crew) is pleased to announce that the Governments of Greenland and Denmark have granted Nalunaq Gold Mine A/S (NGM) a 30-year mineral exploitation license for its Nalunaq gold deposit, located in
Kirkespirdalen valley in southern Greenland. This is the first new mine in Greenland in over 30 years and is the country's first gold mine. Nalunaq Gold Mine A/S is owned 82.5% by Crew and 17.5% by its Greenlandic partner, Nunaminerals A/S, whose largest shareholder is the Government of Greenland.

The company has commenced preparations for early production development and shipping of the existing stockpile. The on-site construction is scheduled to commence in May 2003, and engineering work and other project preparations are well underway. A purchase agreement has been signed for a 300-foot, deck-cargo
(low) barge, which will be brought to Nalunaq to form the basis for a ship loading arrangement and to provide a tide-independent harbour facility for loading and unloading of equipment and supplies. A conveyor system will deliver ore from the beach-stockpile pad, across the barge, to a bulk carrier scheduled for the transportation of ore. NGM already has an agreement with Richmont Mines Inc. (Richmont) regarding the processing of high-grade Nalunaq ore at Richmont's Nugget Pond Mill facility in Newfoundland, Canada. Mining contracts, camp facilities, laboratories, workshops and other procurements are currently being finalized.

The application for the exploitation license was based on a full feasibility study comparing the option of mining and then processing the ore at an offshore facility with the option of mining and processing the ore at a facility on site. The offshore processing option demonstrated superior economics for the project and will allow for an early cash flow and further expansion of the ore resources at minimal capital investments.

The initial shipment of stockpile ore, containing approximately 23,000 oz of gold, is scheduled for late fall 2003, and the mine is expected to reach a production of 350 tonnes per day within the first half of 2004. The initial mining rate at 350 tonnes per day represents an average gold production of approximately 90,000 oz per year.

The current mine plan is based on measured and indicated resources of approximately 400,000 oz gold, but the deposit has imminent upside potential and a resource expansion program will be conducted in parallel with mining operations. Outcropping gold mineralization has been sampled along more than 2,000 m of the surface of the mountain (over nearly 1,000 m vertical elevation), of which the current resource development represents only about 350 m (over 200 m vertical elevation). Independent consultants have recognized the large upside potential for Nalunaq.

The financial model demonstrates robust economics and the project is expected to generate substantial revenues over the years to come, which will contribute to the company's further growth.

The exploitation permit for Nalunaq represents a major milestone for Crew as it takes the Company from being an exploration company to an emerging gold producer with significant cash flow. Including our recent acquisition of 20% ownership in Eastern Transvaal Consolidated (ETC) in South Africa, Crew is now staged to produce in excess of 100.000 ounces of gold per year.

In Greenland, within the remaining 1,065 sq km concession area, the company has made some remarkable discoveries of several, 10-20 km long and over 200 m wide, consistently gold mineralized belts, which will now be aggressively explored. This recognition makes the South Greenland concession area, which is fully controlled by the company, a potential new gold province.

Management fully recognizes the potential of generating substantial shareholder value through new discoveries, yet is very conscious to establish a balanced project portfolio and to maintain focus on cash generating assets. We will shortly introduce a new web site that will be used actively to update our shareholders on the status of project developments and the management's views and visions for the future.

ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7.  OMITTED INFORMATION

Not applicable.

ITEM 8.  SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.


ITEM 9.  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.



DATED at the City of Vancouver, in the Province of British Columbia, this 7th day of April, 2003

Per:  Jan A. Vestrum, President & CEO